UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 – Exit Filing)*

Heartland Media Acquisition Corp.
(Name of Issuer)

Class A common stock, $0.0001 par value per share
(Title of Class of Securities)

42237V108
(CUSIP Number)

August 2, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42237V108

1	NAMES OF REPORTING PERSONS
Heartland Sponsor LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 42237V108

1	NAMES OF REPORTING PERSONS
Robert S. Prather, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Explanatory Note

The Reporting Persons filed a Schedule 13G with respect to the Class A common stock, $0.0001 par value per share (“Class A Common Stock”), of Heartland Media Acquisition Corp. (the “Issuer”) on February 7, 2023 (the “Original Schedule 13G”). The Issuer was unable to consummate an initial business combination within the time period required by its Amended and Restated Certificate of Incorporation. As a result, the Issuer liquidated or cancelled all of its Class A Common Stock. As a result, the Reporting Persons no longer beneficially own any shares of Class A Common Stock. Therefore, the Reporting Persons are filing this Amendment No. 1 (the “Amendment”) to amend and supplement the Original Schedule 13G and it shall constitute an “exit” filing by the Reporting Persons. Terms used but not defined in this Amendment are so defined in the Original Schedule 13G.

Item 1(a).	Name of Issuer:

Heartland Media Acquisition Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3282 Northside Pkwy, Suite 275, Atlanta, GA 30327.

Item 2(a).	Name of Persons Filing:

This Amendment is being filed on behalf of each of the following persons (each, a “Reporting Person”):

i)	Heartland Sponsor LLC; and

ii)	Robert S. Prather, Jr. (“Mr. Prather”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 3282 Northside Pkwy, Suite 275, Atlanta, Georgia 30327.

Item 2(c).	Citizenship:

i)	Heartland Sponsor LLC is a Delaware limited liability company; and
ii)	Mr. Prather is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

 Class A common stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number:

42237V108

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

 Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

 Not applicable.

Item 8.	Identification and Classification of Members of the Group:

 Not applicable.

Item 9.	Notice of Dissolution of Group:

 Not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and were held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and were not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: August 3, 2023

HEARTLAND SPONSOR LLC

By:	/s/ Robert S. Prather, Jr.
Name:	Robert S. Prather, Jr.
Title:	Managing Member

ROBERT S. PRATHER, JR.

By:	/s/ Robert S. Prather, Jr.